EXHIBIT 99.1

Equinor to commence second tranche of the 2026 share buy-back programme

Equinor (OSE: EQNR, NYSE: EQNR) will, after the annual general meeting on 12 May 2026, commence the second tranche of up to USD 375 million of the share buy-back programme for 2026, as announced in connection with the company’s first quarter results on 6 May 2026.

Execution of share buy-back under the tranche is subject to renewal of a board authorisation for share buy-back from the annual general meeting 12 May 2026 and agreement with the Norwegian State regarding share buy-back.

In this second tranche of the share buy-back programme for 2026, shares for up to USD 123.8 million will be purchased in the market, implying a total second tranche of up to USD 375 million including shares to be redeemed from the Norwegian State. The tranche will end no later than 20 July 2026.

Equinor announced at the 4Q and full year 2025 results presentation on 4 February 2026, a share buy-back programme of up to USD 1.5 billion for 2026, including shares to be redeemed from the Norwegian State. The share buy-back programme will be subject to market outlook and balance sheet strength and be structured into tranches where Equinor will buy back shares for a certain value in USD over a defined period. For the second tranche for 2026, Equinor will be entering into a non-discretionary agreement with a third party who will execute repurchases of shares and make its trading decisions independently of the company.

Commencement of new share buy-back tranches after the second tranche for 2026 will be decided by the board of directors on a quarterly basis in line with the company’s dividend policy and will be subject to a new board authorisation for share buy-back from the company’s annual general meeting and agreement with the Norwegian State regarding share buy-back (as further described below).

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares purchased as part of the second tranche for 2026 will thus be cancelled through a capital reduction at the annual general meeting of the company in May 2027.

Further information about the share buy-back programme and the second tranche:

The second tranche of the share buy-back programme for 2026 is subject to an authorisation being granted to the board of directors by the annual general meeting of the company on 12 May 2026. According to such authorisation proposed by the board of directors, the maximum number of shares which can be purchased in the market is 78 million. The minimum price that can be paid per share is NOK 50, and the maximum price is NOK 1,000. The authorisation proposed will be valid until the annual general meeting of the company in May 2027, but no later than 30 June 2027.

It is a precondition for execution of the second tranche that Equinor and the Norwegian State have entered into an agreement regulating the State’s participation in the share buy-back programme: At the annual general meeting of the company in May 2027, the State will, as per proposal by the board of directors, vote for the cancellation of shares purchased in the market pursuant to the board authorisation, and the redemption and cancellation of a proportionate number of its shares in order to maintain its ownership share in the company at 67%. The price to be paid to the State for redemption of the State’s shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus interest rate compensation, adjusted for any dividends paid.

In the second tranche for 2026, shares will be purchased on the Oslo Stock Exchange and possibly other trading venues within the EEA. Transactions will be conducted in accordance with applicable safe harbour conditions, and as further set out in the Norwegian Securities Trading Act of 2007, EU Commission Regulation No 2016/1052 and the Norwegian Financial Supervisory Authority's Guidelines for buy-back programmes from March 2025.

The board of directors will propose to the annual general meeting to be held in May 2027, to cancel shares purchased in the market in this second tranche for 2026 and to redeem and cancel a proportionate number of the State’s shares pursuant to the agreement with the State. Based on renewal of this agreement, shares purchased under subsequent tranches of the share buy-back programme for 2026, and a proportionate number of the State’s shares will follow a similar process at the annual general meeting of the company in 2027.

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Further information from:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584